UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer

CLIMATE CHANGE SUPPLEMENT

PETROBRAS


62

Disclaimer

This document may contain forecasts about future events, which reflect only the expectations of the Company's management regarding future conditions of the economy, in addition to the industry in which it operates, the performance and financial results of the Company, among others.

The terms "anticipates", "believes", "expects", "forecasts", "intends", "plans", "projects", "aims at", "should", as well as other similar terms, are intended to identify those predictions, which, evidently, involve risks and uncertainties foreseen or not by the Company (such as risks related to changes in general economic and commercial conditions, prices of crude oil and other commodities, refining margins and current exchange rates, uncertainties inherent to estimates of our oil and gas resources and reserves, risks related to our Strategic Plan and our ability to implement it, events in the Brazilian and international political, economic, legal and social scenarios, obtaining government approvals and licenses and our ability to obtain financing) and, consequently, are not guarantees of the Company's future results. Therefore, the results may differ from current expectations, and the reader should not rely exclusively on the information herein.

The Company to update presentations and forecasts in light of new information or future developments. The values reported for 2024 onwards are estimates. The goals, commitments, ambitions, and perspectives presented throughout this Climate Change Supplement may be affected by external and/or internal factors. The commitments presented herein do not constitute guarantees of future performance by the company and are subject to assumptions that may not materialize, and to risks and uncertainties that are difficult predict. Among the factors that could cause future results to differ materially from our expectations, we refer to the factors described in the "Risk Factors" section on Form 20-F and on the Petrobras Reference Form referring to base date December 31, 2023.

Additionally, this document contains some financial indicators that are not recognized by BR GAAP or IFRS. These indicators do not have standardized meanings and may not be comparable to similarly described indicators used by other companies.

We provide these indicators because we use them as measures of the company's performance and, therefore, they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

The performance results in emissions in 2023 presented in this Climate Change Supplement will still be verified by a third party, therefore, variations may occur, and no significant changes are expected.

This Climate Change Supplement follows the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD), being structured according to the four thematic areas of the initiative: Governance; Strategy; Risk Management; Metrics and Targets.

Climate Change Supplement

WORLDWIDE SCENARIO AND BRAZILIAN CONTEXT

- Global Stocktake requires transforming the energy system
- Brazil has a distinct profile of emissions
- Energy emissions predominate globally, in Brazil account for 23%


G20: GHG Intensity of the Energy Sector by Primary Energy Consumption (KGCO2/GJ), 2022
World 56.91
France 32.15
Brazil 33.34
Canada 36.75
South Korea 46.62
European 46.84
United Kingdon 47.12
United States 50.32
Russia 50.45
Germany 51.62
Italy 51.70
Argentina 52.75
Saudi Arabia 53.28
Mexico 57.98
Turkey 58.42
Japan 59.73
Australia 62.92
China 66.19
Indonesia 70.80
India 71.23
South Africa 87.23
Graph Note: Own preparation based on "Energy Institute Statistical Review of World Energy 2023" (ENERGY INSTITUTE, 2023) and "National Energy Balance 2023" (EPE, 2023).


Share of renewables in the TES
Source: International Energy Agency and EPE for Brazil. Prepared by: EPE
Brazil (2022) 47.4%
Brazil (2021) 45.0%
World (2020) 14.1%
ODCE (2020) 11.5%
0%
20%
40%
60%
80%
100%


World GHG (%), 2022: 57,4 Bilion tCO2e
66,4
7,5
10,8
11,2
4,1
Energy
Process
Agro
LULUCF
Waste


Brazil, GHG (%), 2020: 1,7 Bilion tCO2e
23,2
6,1
28,5
38,0
4,2
Energy
Process
Agro
LULUCF
Waste

SIRENE/MCTI, 2024 (base 2020); BEN 2023 (EPE/MME, 2023), Emissions Report Gap 2023, UNEP

POSITIONING, STRATEGIES AND COMMITMENTS

Transparency, Carbon Management and Just Transition	O&G Competitiveness Resilience and value of fossil portfolio in Energy Transition	Low Carbon business and Scope 3 Reduction of portfolio exposure to carbon risk

The Pillars of Carbon Management and Climate Change

POSITIONING, STRATEGIES AND COMMITMENTS

Transparency, Carbon Management and Just Transition	O&G Competitiveness Resilience and value of fossil portfolio in Energy Transition	Low Carbon business and Scope 3 Reduction of portfolio exposure to carbon risk

The Pillars of Carbon Management and Climate Change

POSITIONING, STRATEGIES AND COMMITMENTS

Our scenarios consider deceleration and retraction of O&G markets. All investment must be positive under our 3 scenarios.

We continue to invest in oil and gas, and project the peak of our production for the early 2030s.

Aligned with IEA's projections with greater participation of Latin America oil.



MMbpd
120
110
100
90
80
70
60
50
40
2010
2020
2030
2040
2050
New Discoveries
Probable Development
Under Production and Development

Global Production forecast

Significant differences in production emissions from existing fields persist in 2023

Climate Change Supplement

PORTFOLIO FINANCIAL RESILIENCE ANALYSIS



Negotiation scenario
STEPS
+18%
APS
-6.6%
7%
Brent
Carbon
Brent
-13%
Carbon
Commitment scenario
NZE
-30%
-10%
Brent
-20%
Carbon

<u>IEA Scenarios</u>

STEPS - Stated Policies Scenario: Prevailing direction of energy system progression : does not meet 2ºC

APS – Announced Pledges Scenario (50% chance of 1.7ºC)

NZE – Net Zero: Normative scenario to achieve net-zero CO2 emissions by 2050 (50% chance of 1.5ºC)

- *All our E&P projects have positive NPV under price assumptions of APS*
- *70% of our E&P projects have positive NPV under price assumptions of NZE*

Climate Change Supplement

DIFFERENTIATED REGION


HYDRO
BIOMASS
PHOTOVOLTAIC
WIND ONSHORE
WIND OFFSHORE
109.8
68
16.7
DEPENDS ON EFFICIENT LAND USE
?
10.4*
28,000
~
+ 23.6 distributed**
27.1
800
700
Installed Capacity (GW)
Potential New Capacity (GW)

*Source: EPE, ANEEL - *Centralized generation data - SCE (Superintendence of Concessions, Permissions and Authorizations for Electric Energy Services) - reference date: 09/10/2023*
*** DISTRIBUTED ENERGY INFORMATION - ABSOLAR AND SOLAR PORTAL*

POSITIONING IN GROWING MARKETS

Ambitions

Operational Emissions (Scope 1 and 2)

- *Net Zero* by 2050
- 2022 level not to be exceeded in the five-year period (40% reduction since 2015)
- *Near Zero Methane* 2030

Potential for up to 3% reduction in the portfolio's emissions intensity by 2030, measured in GHG emissions / energy contained in energy products (base year 2022)

Scope 3: Reducing exposure to carbon

Expected peak of fossil production in the early 2030s

- Expanding renewable fuels supply → Potential to expand biofuel production capacity (by volume) by up to 4x between 2022 and 2030
- Renewable electricity integrated with efficient and safe thermoelectricity → Potential of 50% of total electricity generation capacity through renewable sources by 2030

Expand share of non-energy products which are transition-resilient (e.g., lubricants, petrochemicals)

Emissions as a variable compensation metric for 100% of executives and employees

LOW CARBON INVESTMENTS

SCOPES 1 AND 2
Operational Emissions

- Net Zero Ambition by 2050
- 2022 level not to be exceeded in the five-year period
- Near Zero Methane 2030

PORTFOLIO - SCOPE 3
Providing better products

Potential of 50% of total electricity generation capacity through renewable sources by 2030

Potential to expand biofuel production capacity (by volume) by up to 4x between 2022 and 2030

R&D in low-carbon

Expand share of non-energy products which are transition-resilient

US$ 3.9 billion

DECARBONIZATION OF OPERATIONS

Investments in emissions mitigation (scopes 1 and 2) - E&P, RTM and G&P

US$ 2.9 billion

Decarbonization Fund

US$ 1.0 billion

US$ 5.5 billion

LOW CARBON ENERGIES

Wind and Solar Photovoltaic Energies

US$ 5.2 billion

Hydrogen, CCUS and CVC

US$ 0.3 billion

US$ 1.5 billion

BIOREFINING

Renewable diesel

Bio Jet Fuel

US$ 0.7 billion

INCREASING OVER THE FIVE-YEAR PERIOD

15% of the total R&D budget in 2024, **reaching 30% by the end of the period**

US$ 11.5 billion (11% of total CAPEX)

POSITIONING, STRATEGIES AND COMMITMENTS

Transparency, Carbon Management and Just Transition	O&G Competitiveness Resilience and value of fossil portfolio in Energy Transition	Low Carbon business and Scope 3 Reduction of portfolio exposure to carbon risk

The Pillars of Carbon Management and Climate Change

Climate Change Supplement

NEW LEVEL OF DISCLOSURE ON FINANCIAL STATEMENTS

We advanced in the quantification of risks and integration with financial statements

Risks described:

- Potential effects on the value in use in impairment tests

  Using the AIE prices scenarios the E&P segment would have additional impairment reversal of US$ 696 million in the APS scenario and additional impairment losses US$ 6,611 million in the NZE scenario

- Potential effects on decommissioning costs

  The provision for decommissioning costs would increase by US$ 1,101 million, US$ 3,385 million and US$ 5,478 million if the timing currently used were brought forward by one, three and five years, respectively

- Potential effects on "highly probable future exports" used in cash flow hedge accounting involving the Company's future export

  There is no need to reclassify the foreign exchange (gains or losses) recorded in equity to the statement of income in any of the simulated transition scenarios

- Potential effects on the useful lives of PP&E

  *We do not **foresee** significant changes in the useful life of its refineries, assets directly related to oil and gas production and those related to the Gas and Energy arising from the transition to a low-carbon economy. Such assets represent 91% of the Company's total assets in operation.*

PHYSICAL RISKS ADAPTATION PLANS

We assess the physical risk associated with climate change in our operations through research and development of climate regionalization with renowned institutions in Brazil and abroad.

Risk category	Risk factor	Description and impact	Time frame	Actions
Physical risks	Water scarcity	> Reduction of water availability affecting onshore facilities.	Medium to Long term	> Assessment of the risk of water scarcity in onshore facilities. > Sustainability commitment to reduce our freshwater intake by 40% by 2030, monitored by the company's governance, including Senior Management.
	Meteoceanographic change	> Extreme weather events can impact facilities and operations. > Changes in wind patterns, waves, and ocean currents can alter the operating conditions of our assets.	Long term	> Studies to improve the predictability of physical climate change. > Updating standards and technical specifications for meteoceanography incorporating future climate projections. > Adaptation of existing facilities and incorporation of climate variability in new development projects.


ESM
HadGEM2-ES
MPI-ESM-MR
Historical (1979 – 2005)
RCP4.5
RCP8.5
(2006-2060)
Regional Model Domains
RegCM4
WRF
Extra(sub)-tropical cyclogenesis regions
Espirito Santo
Campos
Santos
WW3 Domain




Campos Basin

METRICS AND PERFORMANCE

GHG ABSOLUTE EMISSIONS
(million tons CO_2e)



-41%
78
66
67
62
59
56
62
48
46
2015
2016
2017
2018
2019
2020
2021
2022
2023

METHANE ABSOLUTE EMISSIONS
(thousand tons CH_4)



-68%
150
145
133
127
129
104
79
50
48
2015
2016
2017
2018
2019
2020
2021
2022
2023

Operational, Scope 1 + 2 emissions. Scope 2 was neutralized in 2022 and 2023

Climate Change Supplement

METRICS AND PERFORMANCE

UPSTREAM GHG EMISSIONS INTENSITY
($kgCO_2e/boe$)



-54%
30,0
14,2
2009
2023

REFINING GHG EMISSIONS INTENSITY
($kgCO_2e/CWT$)



45
40
35
30
25
20
15
10
-14%
43,0
36,8
2015
2023

UPSTREAM CH_4 EMISSIONS INTENSITY
(tCH_4/thousand tHC)



-66%
0,65
0,22
2015
2023

CARBON NEUTRAL PROGRAM
LEVERAGING SOLUTIONS FOR THE NET ZERO TRAJECTORY


OPERATIONAL EXCELLENCE
DISRUPTION
SUPPLY CHAIN
SCOPE 3
CCUS and NBS
MANAGEMENT, COMMUNICATION AND RELATIONSHIP
CO2

The Carbon Neutral Program has a Decarbonization Fund aimed at accelerating the decarbonization of operations (Scopes 1 and 2)

Climate Change Supplement

CARBON NEUTRAL PROGRAM
LEVERAGING SOLUTIONS FOR THE NET ZERO TRAJECTORY


Combined Cycle in FPSO
Light CAPEX increase with relevant decrease in GHG Emissions Intensity (-19%)
Optical gas image (OGI) cameras in FPSO
Variable speed drive Compressor in FPSO
Sea water dump line Generation in FPSO
Eletrification of large machine in a refinery
CARBON EMISSIONS (tCO²e)
MAC (USD/tCO²e)
New equipment leads to 10% better GHG Emissions Intensity and reduced operational costs

EXAMPLES OF IDENTIFIED OPPORTUNITIES IN THE MAC CURVE:

> 600 OPPORTUNITIES

DECARBONIZATION FUND
US$ 1.0 billion over the next years

- 30 initiatives under implementation : potential mitigation of 1.5 MMtCO2e/year, budget of ~US$ 500 MM already allocated and CMA between 1 and 13 USD/tCO2e
- Target additional technology for new projects and operating assets
- Cross-sector Governance

LEVERS TO NET ZERO OPERATIONS

NEAR ZERO LOSSES AND ENERGY EFFICIENCY

- Flaring
- Fugitives
- Venting
- Energy

ELETRIFICATION

LOW CARBON ENERGY SUPPLY

CCUS

NBS



Climate Change Supplement


CLIMATE
CHANGE
SUPPLEMENT
PETROBRAS

Climate Change Supplement can be assessed on:
61bafb08-a93e-a371-7068-5b945f1adb9b (mziq.com)




BR
PETROBRAS